Filed pursuant to Rule 424(b)(5)

Registration Nos. 333-253027 and 333-256583

Cumulative Prospectus Supplement

(To prospectus dated May 28, 2021)

2,880,000 Units

Each Unit Consisting of

One Share of Common Stock and

One Warrant to Purchase One Share of Common Stock

Appointment of Charles M. Fernandez, the Company’s Executive Chairman, As Chief Executive Officer. On June 5, 2021, the Board of Directors of the Company (four out of six of the members of which joined the Board of Directors in connection with the Company’s May 28, 2021 public offering) appointed Charles M. Fernandez, our Executive Chairman, as the Chief Executive Officer of the Company, and in connection therewith the Compensation Committee and the Board of Directors approved an increase in his annual salary to $350,000.

Appointment of Chief Financial Officer. On June 22, 2021, the Company appointed Sarwar Uddin as the Chief Financial Officer of the Company. Mr. Uddin replaced Thomas Seifert, whose employment by the Company terminated on the same date.

Sarwar Uddin, 60, served as the Chief Financial Officer of Ominto Inc. from November 2018 until February 2021. Ominto, Inc. is a global online Cash Back shopping business. From April 2017 until October 2018 Mr. Uddin served as the Corporate Controller of Twinlab Consolidated Corporation, a marketer, distributor and direct to consumer retailer of branded nutritional supplements and other natural products sold to and through domestic health and natural food stores, mass market retailers, specialty stores retailers, on-line retailers, and websites. From 2015 to 2017, Mr. Uddin served as the Vice President and Corporate Controller for Excelium Holdings, LLC. a start-up company doing business in legal marketing and mail order pharmacy space. In August 2016, Excelium Management, LLC, a wholly owned subsidiary of Excelium Holdings, LLC, filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code that later was converted into Chapter 7 bankruptcy. In his capacity as Vice President and Corporate Controller of Excelium Holdings, LLC, Mr. Uddin assisted Excelium Management, LLC in working through the bankruptcy proceedings and winding down the business. Mr. Uddin is a Certified Public Accountant in the State of Florida and the State of Delaware. Mr. Uddin also holds a Master of Science in Accounting degree from Florida Atlantic University, and a Master of Business Administration in Finance degree from Florida International University. There are no transactions involving the Company and Mr. Uddin which transaction would be reportable pursuant to Item 404(a) of Regulation S-K (“Regulation S-K”) promulgated under the Securities Act of 1933, as amended. There are no family relationships that would be reportable pursuant to Item 401(d) of Regulation S-K.

On June 22, 2021, the Company entered into an employment agreement with Mr. Uddin (the “Uddin Agreement”). The employment agreement has an initial term of one year. The term of the employment agreement will be automatically extended for additional one-year terms unless terminated by the Company or Mr. Uddin by written notice. Mr. Uddin’s annual base compensation is $240,000. The Company may increase (but not decrease) his compensation during its term. In addition, Mr. Uddin will be entitled to receive an annual cash bonus if the Company meets or exceeds criteria adopted by the Compensation Committee of the Board of Directors. Mr. Uddin is also entitled to participate in any other executive compensation plans adopted by the Board of Directors and is eligible for such grants of awards under stock option or other equity incentive plans as the Compensation Committee of the Company may from time to time determine (the “Share Awards”). The Company is required to pay or to reimburse Mr. Uddin for all reasonable out-of-pocket expenses actually incurred or paid by Mr. Uddin in the course of his employment, consistent with the Company’s policy. Mr. Uddin shall be entitled to participate in such pension, profit sharing, group insurance, hospitalization, and group health and benefit plans and all other benefits and plans, including perquisites, if any, as the Company provides to its senior Employees. The employment agreement may be terminated based on death or disability of the executive, for cause or without good reason, for cause or with good reason, and as a result of the change of control of the Company. The employment agreement also contains certain provisions that are customary for agreements of this nature, including, without limitation, non-competition and non-solicitation covenants, indemnification provisions, etc.

Appointment of Chief Accounting Officer. On June 22, 2021, the Company appointed Theresa Carlise, Controller, Treasurer and Secretary. Ms. Carlise, 62, previously served as Chief Financial Officer, Treasurer and Secretary of the Company from June 9, 2015 until the October 16, 2020 expiration of her CFO employment agreement with the Company. The Company retained her services on a non-exclusive basis as the Company’s Comptroller to facilitate the CFO transition until December 7, 2020. Prior thereto she served as a financial advisor to FTE Networks (OTCQX: FTNW), a provider of infrastructure services for the telecommunications and wireless sector, from May 2014 through March 2015, and as Chief Financial Officer and director from September 2011 through May 2014. Prior to FTE Networks, she served as the Chief Executive Officer, Chief Financial Officer and a director of CSI Consultants Inc, which provided information technology consulting and system design to the industrial and manufacturing sectors, from July 2010 to September 2011 and as Chief Financial Officer and a director of Las Vegas Railway Express, Inc. (OTCBB: LVRE), a developer of passenger rail transportation and related ancillary services, from December 2009 through July 2010. Ms. Carlise also served as the Chief Financial Officer of Shearson Financial Network, Inc. (OTCBB: SFNN), and as Chief Financial Officer, senior vice president and a director of National Record Mart, Inc. (NASDAQ: NRMI). From October 2006 to November 2007 Ms. Carlise served as Chief Financial Officer of Shearson Financial Network, Inc., a direct to consumer mortgage banking company. Declining market conditions in the mortgage banking industry in 2007, contributed to Shearson filing a voluntary petition under Chapter 11 of the United States Bankruptcy Code in June of 2008. Ms. Carlise holds a Bachelor of Science in Finance from Indiana University of Pennsylvania. There are no transactions involving the Company and Ms. Carlise which transaction would be reportable pursuant to Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended. There are no family relationships that would be reportable pursuant to Item 401(d) of Regulation S-K.

On June 22, 2021, the Company entered into an employment agreement with Ms. Carlise (the “Carlise Agreement”). The employment agreement has an initial term of one year. The term of the employment agreement will be automatically extended for additional one-year terms unless terminated by the Company or Ms. Carlise by written notice. Ms. Carlise’s annual base compensation is $180,000, The agreement provides for medical plan coverage and an auto allowance. The Company may increase (but not decrease) her compensation during its term. In addition, Ms. Carlise will be entitled to receive an annual cash bonus if the Company meets or exceeds criteria adopted by the Compensation Committee of the Board of Directors. Ms. Carlise is also entitled to participate in any other executive compensation plans adopted by the Board of Directors and is eligible for such grants of awards under stock option or other equity incentive plans as the Compensation Committee of the Company may from time to time determine (the “Share Awards”). The Company is required to pay or to reimburse Ms. Carlise for all reasonable out-of-pocket expenses actually incurred or paid by Ms. Carlise in the course of her employment, consistent with the Company’s policy. Ms. Carlise shall be entitled to participate in such pension, profit sharing, group insurance, hospitalization, and group health and benefit plans and all other benefits and plans, including perquisites, if any, as the Company provides to its senior Employees. The employment agreement may be terminated based on death or disability of the executive, for cause or without good reason, for cause or with good reason, and as a result of the change of control of the Company. The employment agreement also contains certain provisions that are customary for agreements of this nature, including, without limitation, non-competition and non-solicitation covenants, indemnification provisions, etc.

Dispute With Thomas Seifert. As stated above, on June 22, 2021, the Company announced that it appointed Sarwar Uddin as the Chief Financial Officer of the Company. Mr. Uddin replaced Thomas Seifert, whose employment by the Company terminated on the same date. Mr. Seifert was terminated for cause, and the Company’s position is that Mr. Seifert is not owed any additional consideration or compensation relating to his prior service with the Company, or arising under any employment agreement. Mr. Seifert asserts that the termination was not for cause and that he is owed all compensation payable under his employment agreement executed in June 2021. The Company expects Mr. Seifert to assert claims against the Company under the June 2021 employment agreement. The Company believes it has adequate defenses to any such claims. The Company has determined to initiate litigation against Mr. Seifert, asserting a number of claims including but not limited to rescission of the employment agreement, fraud in the inducement in connection with the execution of the employment agreement, and breach of the fiduciary duties of good faith and loyalty. The Company does not expect to seek substantial monetary relief in the litigation.

Over-Allotment Option Exercise. The underwriters partially exercised the over-allotment option with respect to 432,000 Warrants which closed on June 2, 2021. The underwriters exercised the over-allotment option with respect to 432,000 shares of our Common Stock which is expected to close on June 28, 2021 subject to ordinary closing conditions. The exercise of the over-allotment option with respect to 432,000 shares of our Common Stock is expected to provide the Company with an additional $1,983,225 in net proceeds.

Sole Book-Running Manager

Maxim Group LLC

The date of this prospectus supplement is June 28, 2021.